

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Eric Zahler
President and Chief Executive Officer
Monocle Holdings Inc.
c/o Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, NY 10022

   Re: Monocle Holdings Inc.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed September 15, 2020
     File No. 333-235766

Dear Mr. Zahler:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4

Comparative Share Information, page 52

1. Please revise footnote (1) to disclose the number of shares you used to derive pro forma book value per share at June 30, 2020 assuming no redemption and maximum redemption.

Pro Forma Condensed Combined Balance Sheet as June 30, 2020, page 100

2. We refer to the pro forma combined (assuming no redemptions) column. It appears to us that cash and cash equivalents should be $113,188,794. Please revise your registration statement or tell us why your current presentation is appropriate.

<u>Signatures, page II-6</u>

3.   Please ensure to include the dates of the signatures in your next amendment. Please also file the consents of General Kehler and Messrs. Nolan and Kirton.

      You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Gregory P. Patti, Jr.